

January 6, 2015

Via E-mail
Mark Radom
Chief Executive Officer
Graphite Corp.
1031 Railroad Street, Suite 102A
Elko, NV 89801

> **Re:** **Graphite Corp.**
> **Current Report on Form 8-K**
> **Response dated December 17, 2014**
> **File No. 0-54336**

Dear Mr. Radom:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We have reviewed your response to our letter dated December 12, 2014. We have also reviewed your Form 10-Q for the quarterly period ended September 30, 2014, including your statement on page 14 that, as of the August 11, 2014 acquisition of Advance Graphene Ltd., you "qualifie[d] as a non-operating public shell company given the fact that [you] held nominal net monetary assets, consisting of only cash [. . .]." Since you have acknowledged your status as a shell company at the time of your acquisition of Advanced Graphene Ltd., please also advise us regarding the shell company status of Advance Graphene Ltd. and whether an amendment to the Form 8-K you filed on August 13, 2014 is necessary in order to include the disclosure required by Items 2.01(f), 5.01(a)(8), 5.06, and 9.01 of Form 8-K.

   If Advance Graphene Ltd. is a shell company, then the disclosure in the above-referenced Form 8-K may be sufficient, but you should supplementally confirm that you will revise future filings to identify yourself as a shell company, including but not limited to checking the appropriate box regarding shell company status on the cover page of such filings and providing appropriate accompanying disclosure, as well as confirm your understanding that you will be required to provide appropriate disclosure on Form 8-K if you should cease to be a shell company in the future.

Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Liz Walsh, Staff Attorney, at 202.551.3696, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara Ransom
Assistant Director

cc: Thomas E. Puzzo